                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                    FORM 6-K

                        Report of Foreign Private Issuer
                      Pursuant to Rule 13a-16 or 15d-16 of
                       the Securities Exchange Act of 1934

                          For the month of June, 2001
                          ----------------------------

                               BRIGHT STATION PLC
                 (formerly known as The Dialog Corporation plc)
             (exact name of registrant as specified in its charter)

                         ------------------------------

                           The Communications Building
                               48 Leicester Square
                            London WC2H 7DB, England
                    (Address of Principal Executive Offices)

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         Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

                  FORM 20-F [X]                      FORM 40-F [_]

         Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:

                  Yes [_]                            No [X]


         On June 13, 2001, the registrant distributed Exhibits 99.1, 99.2, 99.3, 99.4, and 99.5 to its securityholders.

         Information in this Form 6-K, including exhibits, contains "forward-looking" statements about Bright Station. By their nature, forward looking statements involve risks and uncertainties that could cause actual results to differ materially because they relate to events and depend on circumstances that will occur in the future. There are a number of factors that could cause actual results to differ materially from those expressed in such forward looking statements including amongst other things, changes in demand for Bright Station's products; fluctuations in quarterly results; dependence on key personnel; growth of the Internet; investment risk; financial risk management and the risk of litigation. Additional factors that could cause actual results to differ materially are discussed in Bright Station's recent filing with the United States Securities and Exchange Commission, including but not limited to its Annual Report in Form 20-F and its Form 6-K's.

                                  SIGNATURES

         Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date:  June 21, 2001


                                              BRIGHT STATION PLC

                                              By: /s/ David G. Mattey
                                                  -----------------------
                                                  David G. Mattey
                                                  Chief Financial Officer

                                 EXHIBIT INDEX


Exhibit No.          Description
-----------          -----------

99.1                 Annual Report For The Year Ended December 31, 2000

99.2                 Offering Circular

99.3                 Form Of Proxy - Extraordinary General Meeting to be held
                     July 6, 2001.

99.4                 Application Form for Open Offer to Qualifying
                     Shareholders

99.5                 Form Of Proxy - Annual General Meeting to be held September
                     11, 2001